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Astris Energi Inc. · 6-K · For 02/11/05,  Filed On 02/16/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: February 11, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 02/11/05, Filed On 02/16/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated February 11, 2005	3

EXHIBIT 1

Astris Energi Appoints Danziger & Hochman As Auditors

MISSISSAUGA, Ontario, Feb. 11, 2005 (PRIMEZONE) -- Astris Energi Inc. (OTCBB:ASRNF), the world's leading alkaline fuel cell (AFC) technology company, announced today that it has appointed Danziger & Hochman of Toronto, Canada as its auditing firm. The appointment is effective immediately.

"The decision to change auditors was made purely for financial reasons," said Anthony J. Durkacz, Vice President of Finance. "Danziger & Hochman is a well-established firm that meets the requirements of federal accounting oversight boards for public companies in both Canada and the U.S. We look forward to working with them."

The Company's previous auditors were PricewaterhouseCoopers LLP. Astris Energi is a reporting issuer with the SEC and the Alberta Securities Commission.

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris' alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK(tm) MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company's website at www.astris.ca.

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered "forward-looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

CONTACT: Loyola Financial Services
Shareholder Services
Ph: (800) 963-6470
Fx: (702) 317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.